EXHIBIT 99.1

Osisko Announces Preliminary Q3 2023 Deliveries, Along With Record Quarterly Revenues and Cash Margin and Provides Portfolio Updates

MONTRÉAL, Oct. 11, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its third quarter 2023 deliveries, revenues, cash margin and recent asset advancements.   All monetary amounts included in this report are expressed in Canadian dollars, unless otherwise noted.

PRELIMINARY Q3 2023 RESULTS

Osisko earned approximately 23,292 attributable gold equivalent ounces1 (“GEOs”) in the third quarter of 2023, including 1,386 GEOs earned from the recently acquired CSA silver stream.

Osisko recorded preliminary revenues from royalties and streams of $62.1 million during the third quarter and preliminary cost of sales (excluding depletion) of $4.4 million, resulting in a record quarterly cash margin2 of approximately $57.7 million (or 93%).

Osisko’s cash balance was relatively stable at the end of the third quarter at approximately $70.8 million, resulting in a net debt position of approximately $244.6 million as at September 30, 2023, representing an improvement of $5.0 million despite additional investments in royalties completed during the quarter.

Paul Martin, Interim CEO of Osisko, commented: “Osisko delivered a solid quarter of GEOs earned, along with record revenues and cash margin in Q3 despite challenges faced by some of our key operating partners over the past several months. These include the forest fires in northern Canada, other ongoing ramp-up issues, and a notable sharp decline in rough diamond prices. While we anticipate improved quarter-over-quarter performance at several of our core producing assets, Renard will continue to be impacted by weak rough diamond prices and, as a result, Osisko is assuming no reportable GEOs from Renard in Q4. As such, we now are guiding towards the low end of our GEO delivery guidance for 2023.”

Osisko will provide full production and financial details with the release of its third quarter 2023 results after market close on Wednesday, November 8th, 2023 followed by a conference call and webcast on Thursday, November 9th at 10am ET. More details are provided at the end of this release.

PORTFOLIO UPDATE

Canadian Malartic Complex - Second Quarter Production & Underground Development Updates
(5% Net Smelter Return [“NSR”] royalty on open pit and 3-5% NSR royalty on underground)

On July 26th, Agnico Eagle Mines Limited (“Agnico Eagle”) announced second quarter 2023 gold production from the Canadian Malartic Complex (“Canadian Malartic”) of 177,755 ounces. The majority of the gold produced during the period was sourced from the Barnat pit, with the Canadian Malartic pit having finally been depleted in the second quarter of 2023. Preparations for in-pit tailings disposal have commenced, which is expected to start in the second half of 2024. Notably, gold production from the Odyssey mine via the ramp from Odyssey South in the second quarter of 2023 totaled 6,747 ounces. On June 28th Canadian Malartic reached a milestone by pouring its seven millionth gold ounce since achieving commercial production in 2011. Osisko would like to extend its congratulations to Agnico and the Canadian Malartic team on this remarkable achievement.

In addition to the results of an internal study on the Odyssey Underground mine released on June 20th (see Figure 1, below), on July 26th, Agnico Eagle also provided key highlights of the 2023 Odyssey Study and work completed in the second quarter. These include:

  Approximately 60% of the surface construction has been completed with approximately US$429 million spent on construction and development activities through June 30, 2023.

  As at June 30, 2023, approximately 60 meters of the shaft had been sunk, with approximately 50 meters of that concrete-lined. Shaft sinking activities increased through the quarter, with the ongoing commissioning of shaft sinking equipment.

  The commissioning of the paste plant was expected to be completed in the third quarter of 2023, which will facilitate the production ramp-up to the design rate of 3,500 tonnes per day (“tpd”) in 2024.

  The extraction of the first stope at Odyssey South in the second quarter of 2023 has shown positive reconciliation with respect to tonnes and gold grade, reflecting the potential contribution from internal zones (previously unclassified mineralized zones within the porphyry, currently being infill drilled and defined). Agnico Eagle continues drilling to better identify the internal zones that have the potential to improve the production profile at Odyssey South. The production levels below level 36 have been redesigned to capture the potential mining recovery of these zones.

  The next phase of surface construction and underground mine development is on schedule, with a focus on initiating production from East Gouldie via ramp and shaft in 2027. The main hoist building is expected to be completed in 2025, while the ore silo, the second phase of the paste plant, the shaft sinking and the first loading pocket at mid shaft are expected to be completed in 2027.

Figure 1: Canadian Malartic Production Profile

https://www.globenewswire.com/NewsRoom/AttachmentNg/65a9c959-dab4-4ca2-a6ba-bdd27b06bfa7
Source: Agnico Eagle Press Release, June 20, 2023

The recently completed (second quarter of 2023) internal study on Odyssey Underground was previously highlighted by the fact that Agnico Eagle’s confidence in the overall mine plan had improved with approximately 53% of mineable gold ounces now categorized as Indicated mineral resources compared to approximately 5% in the internal study completed in 2020. Further to this, the larger mineable mineral resource extended the mine life to 2042 and increased the forecast gold production for the Odyssey mine by 23%, or 1.7 million ounces of gold, compared to the 2020 Odyssey Study.

On the exploration front, up to 16 drill rigs were active on the Canadian Malartic property during the second quarter and 32,285 meters of drilling were completed. Drilling targeted several areas that are part of the Odyssey mine, including the infill of the East Gouldie deposit from surface, and of the Odyssey South and Odyssey internal zones from the exploration ramp.

Exploration drilling also continued to investigate the broader East Gouldie mineralized zone and extended the zone laterally to the east and to the west. Regional exploration drilling totaled 3,000 meters during the second quarter, with work resuming on the Rand Malartic property to test the extension of the Odyssey mine's different zones.

CSA - Exploration and Operations Update
(100% Silver Stream and 3% Copper Stream [Cu Stream Commences June 2024])

On September 11th, Metals Acquisition Limited (“MAC”) reported July and August 2023 production (the first two full months of MAC’s ownership) of 7,294 tonnes of copper from the CSA Mine (“CSA”). Mill throughput in July 2023 of 118kt of ore was a record and the focus is on increasing ore from the mine to fill the excess plant capacity.

In addition, and also in the third quarter, on July 31st and September 11th respectively, MAC announced the results from the ongoing resource infill and near mine exploration drill programs at CSA. These results included:

  50.4 meters @ 8.9% Cu and 36 g/t Ag, from 170.6 meters in UDD20134
  25.5 meters @ 12.7% Cu and 55 g/t Ag, from 150.5 meters in UDD20128
  20.7 meters @ 14.4% Cu and 61 g/t Ag, from 150.5 meters in UDD20147A
  28.7 meters @ 10.6% Cu and 41 g/t Ag, from 179.8 meters in UDD20140
  21.5 meters @ 7.7% Cu and 32 g/t Ag, from 139.7 meters in UDD21049

Drilling has continued to demonstrate the continuity and high-grade nature of the CSA ore bodies. These holes are predominately across the QTSN and QTSC deposits and highlighted potential lode extensions down dip and along section and opportunities for thicker lode interpretations. All drill results are from drilling that has been completed after the December 2022 Mineral Resource Estimate and will be incorporated into the 2023 Mineral Resource Estimate.

Figures 2 & 2A: CSA Copper Mine Long Section - Location of Some Recently Published Drill Results

https://www.globenewswire.com/NewsRoom/AttachmentNg/948a7bc7-2dcc-4d4a-a0d3-ce9009b648d9
Source: MAC Press Release, September 11, 2023

Mantos Blancos - Phase 1 Expansion Ramp Up Details
(100% Silver Stream)

On August 2nd, Capstone Copper Corp. (“Capstone”) discussed its progress on the ramp up of the Phase I debottlenecking project at the Mantos Blancos mine ("Mantos Blancos"). Capstone has experienced lower mill throughput of late as a result of mill downtime caused by unplanned repair and maintenance of a mill lubrication system, tailings dewatering challenges due to presence of clays in the top benches of Phase 20, and other challenges related to the integration of pre-existing and new equipment. A plan to address the plant stability is underway that includes improved maintenance and optimization of the concentrator. Capstone expects Mantos Blancos to be consistently delivering higher throughput rates in the second half of 2023, and to be fully ramped up to design capacity (~20,000 tpd) by year end.

Capstone is currently evaluating the potential to further increase throughput of the Mantos Blancos sulphide concentrator plant from 20,000 tpd to 27,000 tpd using idled mill capacity. The Mantos Blancos Phase II debottlenecking project feasibility study is expected to be released in the second half of 2024.

On September 28th, Capstone announced that the Copper Mark had been awarded to Mantos Blancos, highlighting Capstone’s commitment to responsible operating practices, the environment, employees, local communities and governments. The Copper Mark is a comprehensive assurance framework, developed to ensure that value chain participants demonstrate best practice in responsible production and contribute to the United Nations Sustainable Development Goals.

Eagle - 2023 Guidance Maintained After Solid Third Quarter and Despite Wildfire Interruptions
(5% NSR Royalty)

On October 4th, Victoria Gold (“Victoria”) announced its third quarter production results. The Eagle Gold mine (“Eagle”) produced 41,561 ounces of gold during the period from July 1st to September 30th, 2023. Year-to-date 2023 gold production was 124,749 ounces. Gold production was up by 17% in the first nine months of 2023 compared to the same period in 2022 while third quarter production decreased 17% year-over-year. Both the quarterly decrease year-over-year and the 9-month year-to-date increase are due to a reduction in seasonality as a result of year-round ore stacking on the heap leach pad, a more even distribution of planned maintenance throughout the year and a growing heap leach pad which moderates quarter-over-quarter gold production. The third quarter quarter-over-quarter decrease in grade was due to mine sequencing. Ore and waste mined, ore stacked on the heap leach pad and gold produced were all negatively impacted during the third quarter of 2023 by an approximate two-week evacuation in early August due to wildfire activity.

On September 14th, Victoria announced the first analytical results from the 2023 exploration campaign at the Raven deposit. Raven was the primary focus of the exploration efforts with over 13,200 meters of diamond drilling completed. Highlights include 7.80 g/t Au over 6.0 meters from 235.5 meters, and 3.45 g/t Au over 27.5 meters from 239.0 meters. Victoria anticipates releasing an updated Raven Mineral Resource Estimate (“MRE”) after the completion of the 2023 field season including receipt and analysis of all results.

Éléonore - Back Up and Running After Wildfire Evacuation
(2.2-3.5% NSR Royalty)

During Newmont Corporation’s (“Newmont”) second quarter results conference call held on July 20th, Newmont’s management noted at the time that in the second week of June, the company made the swift and proactive decision to evacuate its workforce and place the Éléonore gold mine (“Éléonore”) on care and maintenance to protect the company’s employees and contractors. On July 20th, Newmont added that it was then safely ramping up production activities as the forest fire threat continued to abate. Along with its second quarter results, Newmont noted that Éléonore produced 48,000 ounces of gold during the period, and that annual production guidance range was still being maintained at 265,000-295,000 ounces of gold.

Island Gold - Expecting Stronger Mining and Milling Rates in Second Half of 2023
(1.38%-3% NSR Royalty)

On July 26th, Alamos Gold Inc. (“Alamos”) reported that Island Gold mine (“Island Gold”) produced 30,500 ounces of gold in the second quarter of 2023 (vs. 32,900 ounces in the first quarter) reflecting lower tonnes and grades processed. Underground mining rates averaged 1,105 tpd in the second quarter, lower than both annual guidance and the prior year period reflecting unplanned downtime due to smoke from wildfires in Northern Ontario as well as weather related power outages. Stronger mining and milling rates are expected in the second half of the year, the operation therefore remains on track to meet full year production guidance of 120,000-135,000 ounces of gold.

With respect to Island Gold’s Phase 3+ Expansion, total capital expenditures were US$54.7 million in the second quarter with spending through the period focused on shaft site infrastructure, including the hoist house and headframe. The expanded and accelerated mine plan as part of Phase 3+ also transitions a greater proportion of production towards Osisko’s 2% and 3% NSR royalty boundaries earlier in the mine plan, as opposed to the mineral inventory covered by Osisko’s current 1.38% NSR royalty.

A total of US$14 million is budgeted for exploration at Island Gold in 2023. For the past several years, the exploration focus has been on adding high-grade mineral resources at depth in advance of the Phase 3+ Expansion study, primarily through surface directional drilling. The underground exploration drilling program has been expanded from 27,500 meters in 2022 to 45,000 meters in 2023 and is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade mineral reserve and resource additions would be low-cost to develop and could be incorporated into the mine plan and mined within the next several years.

Sasa - Steady Third Quarter Operations + Progress on New Infrastructure
(100% Silver Stream)

On October 10th, Central Asia Metals plc (“CAML”) provided a third quarter operations update from its Sasa zinc-lead mine in North Macedonia. During the period, 10,249 tonnes of concentrate containing 50.0% zinc and 9,919 tonnes of concentrate containing 71.0% lead were produced. Payable base metal in concentrate sales for the third quarter 2023 were 4,097 tonnes of zinc and 7,252 tonnes of lead. Sasa noted that it sold 95,044 ounces of payable silver to Osisko Gold Royalties, in accordance with its streaming agreement.

Phase two of the Central Decline development at depths beneath the 910 metre level is underway and, as at September 30th, the decline had been developed down to 860 metres. While Sasa awaits a component to enable testing of cemented backfill, mining on the 800 metre level that has been prepared for paste fill mining operations has now commenced. Construction of the dry stack tailings plant project has commenced, as has land clearance for the dry stack tailings landform.

Seabee - Update
(3% NSR Royalty)

On August 2nd, SSR Mining Inc.’s (“SSR Mining”) announced that in the second quarter, underground mining rates rebounded, averaging more than 1,300 tpd reflecting the ongoing success of continuous improvement initiatives at the site. Processed grades improved in July, resulting in 8,000 ounces of gold produced during the month. SSR Mining noted that after the strong July, Seabee is positioned for a stronger second half of 2023.

SSR Mining continues to advance its near-mine exploration at Seabee, prioritizing mineral resource conversion activities to ensure growth and mine life extensions in the future.

Lamaque - Update
(1% NSR Royalty)

On October 1st, Eldorado Gold Corporation (“Eldorado”) announced that Lamaque produced 42,691 ounces of gold in the third quarter. Third quarter production increased slightly over the first and second quarter. Production was impacted by slower than expected development in the underground as a result of suspended shifts in the second quarter due to the wildfires in the region. In the fourth quarter, Eldorado expects to continue to push development, allowing access to higher grade stopes from the C4 zone.

The second half of the year is expected to be stronger as both processing rates and grade increase. In 2023, production guidance at Lamaque is forecasted to be 170,000 to 180,000 ounces of gold.

Eldorado also highlighted that exploration results at Ormaque continue to demonstrate the potential to increase resources. Partial results from resource conversion drilling will be incorporated in a resource update later in 2023 and an inaugural reserve on Ormaque in 2024.

Gibraltar - Throughput and Production Improve Quarter-Over-Quarter
(87.5% Silver Stream)

On October 4th, Taseko Mines Limited (“Taseko”) announced that during the third quarter of 2023, Gibraltar produced 35 million pounds of copper and 369,000 pounds of molybdenum. The 25% quarter-over-quarter increase in copper production was a result of higher grades, improved recoveries and increased mill throughput. Mining in the Gibraltar pit is progressing on plan and the lower benches are providing the ore quality the company had been expecting. Mining operations are now well established in the lower benches of the Gibraltar pit, which have higher grades and larger, more consistent ore zones. Notably in June and July, Taseko benefited from the softer ore in the Gibraltar pit, and mill throughput averaged well above nameplate capacity. The Gibraltar pit will be the sole source of ore for the remainder of 2023, resulting in the higher production already seen in the third quarter; this is expected to continue through the final quarter of the year.

Pan - Ongoing Exploration Success
(4% NSR Royalty)

On October 10th, Calibre Mining Corp. (“Calibre”) reported third quarter gold production from Pan of 9,729 ounces, down slightly, but effectively in-line with Calibre’s output in the second quarter. Full year 2023 production guidance from the mine was maintained at 40,000-45,000 ounces of gold.

On August 1st, Calibre announced additional near surface, resource expansion assay results from its 2023 drill program at Pan. Results at the Dynamite North and Palomino targets located immediately north and south of the current open pit operation, respectively, continue to expand zones with grades higher than Pan’s stated mineral resource grade of 0.4 g/t Au. Currently a small amount of material at Palomino exists in Inferred resources, and recent results come from targets that immediately surround the current open pit operations. The potential now exists to materially increase resource ounces, grade and confidence south of the Pan mine and the Palomino deposit remains open to the southeast and at shallow depths. Some highlight intercepts include 1.23 g/t Au over 38.1 meters, 2.56 g/t Au over 10.7 meters and 1.13 g/t Au over 22.9 meters. All drill targets are located near-surface in oxidized limestone. Given the proximity to the current open pit, and the fact that Palomino is within the permitted area, Calibre has indicated they could start mining at Palomino as early as 2024.

Renard - Update
(9.6% Diamond Stream)

After a two-week interruption due to forest fires near the mine site, Stornoway Diamonds (Canada) Inc. resumed mining operations on July 1st and the diamond recovery plant restarted on July 4th. As a result of the temporary evacuation, there has been a moderate impact on deliveries from Renard in the third quarter of 2023. More importantly, the diamond market has seen continued softening over the second and third quarter due to low polished stone demand in both the United States and Chinese markets. Further exacerbating the situation for Renard, the Indian diamond industry has called for a voluntary halt on all rough diamond imports for a two-month period (October and November) to alleviate pressures faced by manufacturers holding high levels of polished inventory. Given these headwinds, Renard’s equity shareholders are currently exploring a variety of alternatives which will include providing funding for near-term working capital shortfalls at the operation. Taking into account all of the above, Osisko now expects Renard will provide no reportable GEOs under its diamond stream for at least the remainder of the year.

Corvette - Maiden CV5 MRE Delivers on Expectations + Subsequent Strategic Investment by Albemarle (2% NSR Royalty on Lithium)

On July 30th, Patriot Battery Metals Inc. (“Patriot”) announced the inaugural MRE for the CV5 Spodumene Pegmatite at its wholly owned Corvette Property, located in the Eeyou Istchee James Bay region of Québec. The CV5 spodumene pegmatite is located approximately 13.5 kilometers south of the regional and all‑weather Trans-Taiga Road and powerline infrastructure corridor, and within 50 kilometers of the La-Grande 4 (LG4) hydroelectric dam complex.

The MRE at CV5 has established it as the largest lithium pegmatite mineral resource in the Americas, returning 109.2 million tonnes at 1.42% Lithium Oxide (“Li2O”) and 160 parts per million (“ppm”) Tantalum Pentoxide of Inferred resources, at a cut-off grade of 0.40% Li2O, for a total of 3,835,000 tonnes contained lithium carbonate equivalent. Additionally, and as reported by Patriot, the resource and geological modelling has outlined significant potential for growth at CV5, which remains open at both ends along strike, and to depth along a significant portion of its length.

Osisko holds a sliding scale NSR royalty of 1.5-3.5% on precious metals, and 2.0% on all other products, including Lithium, at Corvette. Osisko estimates that a large majority (~80-95%) of the CV5 MRE falls on its 2.0% Lithium NSR royalty area (see Figure 3 below). The inaugural MRE includes only the CV5 Spodumene Pegmatite, and therefore does not include any of the other known spodumene pegmatite clusters on the Property – CV4, CV8, CV9, CV10, CV12, and CV13; some of which are covered Osisko’s royalty.

On July 31st, Patriot announced a $109 million strategic equity investment (the “Strategic Investment”) by Albemarle Corporation (“Albemarle”). Upon closing of the Strategic Investment, Albemarle will own approximately 4.9% of Patriot’s issued and outstanding common shares on a fully-diluted in-the-money basis, or 6.4% on a non-diluted, issued and outstanding basis. The proceeds from the Strategic Investment will be used to accelerate the development activities at Corvette and for general corporate purposes. Osisko believes the strategic investment serves to further underpin the quality of this asset on a global scale.

On September 24th, Patriot announced drill results confirming extension of the CV5 spodumene pegmatite by 0.65 kilometers since the MRE to attain a total length of 4.35 kilometers. This is highlighted by several drill intersections of over 90 meters of cumulative core length hosting spodumene bearing pegmatite. Patriot also announced an initial drill campaign on the CV9 pegmatite cluster.

Figure 3: Map from Patriot’s July 30th, 2023 press release with Osisko’s 2% NSR Lithium Royalty coverage overlayed in a yellow outline.

https://www.globenewswire.com/NewsRoom/AttachmentNg/d1388468-59f2-485b-8ce0-7fd334aca1fd
Source: Osisko Press Release, August 1st, 2023

Hermosa - Taylor Development Update
(1% NSR Royalty on Taylor and Peake)

On August 23rd, along with its financial results and outlook for the year ended June 30th, 2023, South32 Ltd. (“South32”) provided additional information with respect to its activity and timeline at the Hermosa Taylor zinc-lead-silver development project. South32 highlighted that a final Feasibility Study and final investment decision (FID) is still expected in 2023. South32 is currently optimizing the mine development schedule in accordance with FAST-41 permitting. To qualify for the FAST-41 process, complex critical infrastructure projects must meet rigorous criteria to demonstrate benefit to the United States. Further to this, the company is evaluating the opportunity for an extended mine life of up to ~30 years, at a nameplate processing capacity of 4.3 million tonnes per annum.

South32 noted that it was commissioning a second water treatment plant to support orebody dewatering, enabling access to the Taylor and Clark deposits. Dewatering wells to support shaft sinking are currently under construction, while the pre-sink shaft and initial site infrastructure development is already underway. Finally, on the exploration front, South32 is continuing to drill the Peake Prospect (see Figure 4, below) following high-grade copper results. Recent Peake drilling returned the best copper results to date, with 139 meters at 2.49% copper equivalent (“CuEq”) including 58.2 meters at 3.84% CuEq.

Figure 4: South32 Recent Drilling at Peake Target

https://www.globenewswire.com/NewsRoom/AttachmentNg/f8ec2f84-5c23-453c-bde2-0a3efe25b7a6
Source: South32 Corporate Presentation, August 23, 2023

Costa Fuego - Project Footprint Set to Grow & Updated Resource Drilling Commences
(1% NSR Royalty on Copper and 3% NSR Royalty on Gold)

On August 28th, Hot Chili Limited’s (“Hot Chili”) announced that it had entered into a binding letter of intent with Bastion Minerals Limited (“Bastion”) for the grant to Hot Chili of an option to acquire 100% of Bastion’s Cometa Project in Chile (“Cometa”), located near Hot Chili’s Costa Fuego Copper-Gold Project (“Costa Fuego”) in the coastal range of the Atacama Region, Chile. Cometa consists of exploration and mining concessions covering approximately 56 square kilometers in area located approximately 15 kilometers southeast of Costa Fuego’s planned operating center and contiguous with Hot Chili’s landholdings in the region. This option is another step in Hot Chili’s consolidation strategy for the Costa Fuego copper project.

On August 3rd, Hot Chili announced that drilling has re-commenced across the western extension of the Cortadera porphyry resource. Drilling operations have been underway since late July with one reverse circulation rig in operation and further diamond drill rigs to be added as Hot Chili ramps up its fully funded 30,000-meter expansion drilling program across Costa Fuego. An updated resource is scheduled for late 2023 and will serve as the basis for a Pre-Feasibility Study, scheduled for completion in the second half of 2024.

Costa Fuego is one of the world’s largest undeveloped copper projects, not currently controlled by a major mining company. It hosts an NI 43-101 Indicated resource including both the open pit and underground portions of the Cortadera and Productora deposits, of 725 million tonnes grading 0.47% CuEq, grading 0.38% copper, 0.11 g/t Au, 0.45 g/t Ag and 93 ppm Molybdenum and an Inferred resource of 202 million tonnes grading 0.30% Cu and 0.06 g/t Au. The June 2023 Preliminary Economic Assessment (“PEA”) projects a 16-year mine life with average annual production of 95,000 tonnes of copper and 49,000 ounces of gold in the first 14 years. Costa Fuego is situated at low altitude and is near all key infrastructure requirements.

Osisko Development - Asset Updates for Cariboo, Trixie/Tintic and San Antonio
(5% NSR Royalty on Cariboo)
(2.5% Metals Stream on Tintic)
(15% Gold-Silver Stream on San Antonio)

On October 10th, Osisko Development Corp. (“Osisko Development”) announced that it received an Environmental Assessment Certificate for the Cariboo Gold Project. A Joint Permit Application for the BC Mines Act / Environmental Management Act is in process and Osisko Development anticipates receiving permits in the first quarter of 2024.

On August 8th, along with its second quarter results, Osisko Development announced that approximately 85% of the of the Trixie portal and underground decline ramp has been completed as at June 30, 2023. Osisko Development anticipates completion of the decline ramp to the main 625 feet underground level in the second half of 2023, which is expected to significantly improve underground access for exploration drilling. Subsequent to quarter end, on September 13, Osisko Development noted that the decline was approximately 95% complete.

At the Trixie test mine ("Trixie"), located within the wider Tintic Project in central Utah, the target to ramp up processing capacity to 500 short tons per day remains subject to completion of required mine and mill infrastructure upgrades, an updated MRE and ongoing technical work. A new MRE is expected to be completed once the 2023 exploration drilling program has concluded and all assay results have been received. Small-batch VAT leaching recommenced during the second quarter as Osisko Development advanced ongoing technical work in connection with the required mine and mill infrastructure upgrades. An initial regional surface diamond drilling campaign to test for copper-gold-molybdenum porphyry mineralization potential, namely in the Big Hill area, is anticipated to commence in H2 2023.

At San Antonio, Osisko Development will continue its efforts on the remaining stockpile processing, which was expected to be completed in the third quarter. The company awaits next steps from the government of Mexico with respect to the permitting process.

Cascabel – SolGold Inks Exploitation Agreement with Government of Ecuador
(0.6% NSR Royalty)

On July 20th, SolGold PLC (“SolGold”) announced that it had completed the contractual negotiations and agreed upon a term sheet in preparation for the execution of the Exploitation Agreement for the Cascabel Project, its flagship copper-gold project in Ecuador. Key contract terms include:

  SolGold, through its wholly owned subsidiary in Ecuador, Exploraciones Novomining S.A. (“Mining Concessionaire”), has negotiated the right to develop the Cascabel Project and produce copper, gold, and silver from the contract area for 33 years, which may be renewed.

  The company and the Government of Ecuador have agreed to an advance royalty payment totalling US$75 million, with US$25 million due upon the concentrator construction start date. The remaining two payments, each of US$25 million, will be made on the first and second anniversary, respectively, from the date of the first payment. The advance royalty will be deductible against the Government Royalty.

  One of the key economic assumptions is that the company expects a reduced corporate income tax rate of 20% (previously 25%) during the Project’s life once the Government of Ecuador approves the amendment of the Investment Protection Agreement. Based on this reduced corporate income tax rate, the Mining Concessionaire, the State, and SolGold have agreed to a variable royalty on net smelter revenues in accordance with Ecuadorian Mining Law. The applicable royalty rate follows the progressivity criteria stated in the Mining Law, stipulating a variable percentage rate from 3% to 8%.

According to the Mining Law in Ecuador, 60% of the revenues from the royalties collected by the government will be allocated to productive and sustainable projects through the municipal governments and parish councils of the communities of the Cascabel Project. The company expects these funds to make an important contribution to local development.

White Pine North / Copperwood - New Investment Partner and Copperwood Secures Funding to Advance (1.5% NSR Royalty on Copper and 11.5% NSR Royalty on Silver)

On July 24th, Highland Copper Company Inc. (“Highland”) announced the results of the PEA and Mineral Resource Estimate for the White Pine North project (“White Pine North”) in Michigan, USA. Simultaneously, Highland also introduced Kinterra Copper USA LLC (“Kinterra”) as a joint venture (“JV”) partner on the project. Kinterra will bring additional financial and technical strength required to progress the project through to development. Kinterra has made a cash payment of US$30 million to Highland for a 66% stake in the White Pine North project. Kinterra and Highland, as JV partners, have agreed on a further US$30 million investment in the project to be funded by Kinterra. This consists of US$20 million representing Kinterra’s 66% pro rata expenditure, as well as a US$10 million unsecured loan to fund Highland’s pro rata expenditure. The initial US$30 million proceeds from the joint venture arrangement allow Highland to initiate early site works at its fully-permitted 100%-owned Copperwood project, where Highland is focused on advancing to development and production.

Through the period leading up to a construction decision at Copperwood, and through 2024, Highland plans to consider additional value creation opportunities relative to the Copperwood Feasibility Study, particularly infill drilling and potential life of mine extensions. A significant opportunity exists to convert Inferred resources into Measured and Indicated resources.

Highlights from the announced White Pine North PEA are as follows:

  Indicated mineral resource containing 3.5 billion pounds of copper (150.7 million tonnes at 1.05% Cu) and 65.5 million ounces of silver (13.5 g/t Ag)
  Inferred mineral resource containing 2.2 billion pounds of copper (96.4 million tonnes at 1.03% Cu) and 27.8 million ounces of silver (9.0 g/t Ag)
  Mine life of 21.8 years, including 21 months of ramp-up, with average annual life-of-mine payable copper production of 93.5 million pounds and 1.2 million ounces of silver

Osisko currently owns a 1.5% NSR royalty on copper production, and an 11.5% NSR royalty on silver production at both Highland Copper’s Copperwood and White Pine projects. At Osisko’s election, the silver royalty percentage may be increased to 100% on Copperwood and White Pine for a payment of US$23 million.

Tocantinzinho - Still on Time, and on Budget
(0.75% NSR Royalty)

On August 28th, along with its second quarter results, G Mining Ventures Corp. (“G Mining”) provided an update on its on-site activities at its flagship Tocantinzinho Gold Development Project (“TZ”) in the State of Pará, Brazil. The project is 43% complete and remains on track and on budget for commercial production in the second half of 2024. As at June 30th, detailed engineering was 81% complete, which has allowed for commencement of 100% of procurement packages, of which 97% have been completed. Pre-production has made significant progress since the start of the dry season. To date, 1,740,000 tonnes of material have been excavated from the starter pit at TZ. The excavated waste material is used for construction purposes, as a source for aggregate, and fill material for constructing the project’s tailings storage facility.

Since the issuance of the Declaration of Public Utility by National Agency of Electric Energy on the 138 kV power transmission line from Novo Progresso to the project site, the corporation has progressed the finalization of the rights of way for the power line construction. Powerline progress has reached 65% and is trending on budget and schedule for completion in the first quarter of 2024.

Marimaca – Marimaca Copper Closes Material Strategic Investment from Mitsubishi Corp.
(1% NSR Royalty)

On July 12th, Marimaca Copper Corp. (“Marimaca”) announced the closing of the previously announced C$20 million equity investment by Mitsubishi Corporation (“Mitsubishi”) by way of non-brokered private placement (the “Strategic Investment”). Proceeds from the Strategic Investment will be used to advance and accelerate the development of the Company’s flagship Marimaca Copper Project located in the Antofagasta region, Chile. As a result of the Strategic Investment, Mitsubishi now owns approximately 5.0% of Marimaca’s issued and outstanding common shares on a non-diluted basis. Mitsubishi is a major investor in the Latin American copper industry with a portfolio of existing investments including Escondida, Los Pelambres, Antamina, Los Bronces and Quellaveco.

Akasaba West – Project Update
(2.5% NSR Royalty)

On July 26th, Agnico Eagle announced that work at the Akasaba West project commenced in September 2022 and remained on schedule through the second quarter of 2023 with construction of the garage, office and ponds completed and the water treatment facility ready for final installation in the third quarter of 2023. Achievement of commercial production is expected to occur in the first quarter of 2024. A planned 10-day shutdown was completed in July 2023 at the LaRonde mill, which included some adjustments made to the copper circuit for future processing of concentrate from Akasaba West.

West Kenya - Exploration and Technical Study Work
(2.0% NSR Royalty)

On July 20th, Shanta Gold Limited (“Shanta Gold”) provided a second quarter of 2023 production and operational update, along with an associated analyst call, both of which included updates on the West Kenya Project (“West Kenya”) where exploration and in-field drilling recommenced during the period. During the quarter, Shanta Gold allocated capital for up to 26,000 meters of drilling, or 80 holes focused around the Isulu and Ramula deposits. Geotechnical logging also commenced on Ramula drilling holes. In addition to the field work, capital was also allocated for technical studies managed by external consultants in order to make progress towards the mining license application and additional permitting requirements. This work included environmental and social baseline studies, resettlement studies, metallurgical studies, and geotechnical-hydrogeology studies. Shanta Gold noted on its update call that the West Kenya project will cross into the 2-million-ounce mark of gold resources next year when the company updates its Resources. In terms of the project itself, Shanta Gold management noted that West Kenya will probably turn into a hub-and-spoke type of processing plant at Ramula, with high-grade ore also then coming from Isulu, as well as other potential targets in the mining camp.

South Crofty – Mineral Resource Update and Dewatering
(1.5% NSR Royalty)

On July 26th, Cornish Metals Inc. (“Cornish Metals”) announced that it had successfully commissioned both submersible pumps that were recently installed in the South Crofty Project’s (“South Crofty”) New Cook’s Kitchen shaft. The pumps enable the permitted 25,000 cubic meters per day pumping rate to the Mine Water Treatment Plant to be maintained as the water level in the shaft drops and the pumping head increases. This is a very significant milestone for South Crofty; the first water being pumped out of the mine during this commissioning phase since the mine’s closure 25 years ago. Subsequently, on September 27th, Cornish Metals announced the wet commissioning of the South Crofty Mine water treatment plant. The plant uses the proven High-Density Sludge process technology to treat raw mine water and meet the company’s permitted standards for discharge into the nearby Red River. Commissioning and building of the high-density sludge bed is expected to take up to three weeks, with full dewatering of the mine anticipated to commence on October 26th.

On September 13th, Cornish Metals announced a 31.6% increase in contained tin in the Indicated category for the Lower Mine area. The new MRE includes Indicated resources of 2.896 million tonnes of 1.5% tin and 2.826 million tonnes of 1.42% tin of Inferred resources. Work on the South Crofty Feasibility Study continues with completion planned by the end of 2024.

Bralorne - Talisker Announces Preliminary Mine Plan
(1.7% NSR Royalty)

On September 13th, Talisker Resources Ltd. (“Talisker”) announced completion of the preliminary mine plan for its 100% owned Bralorne Gold Project, defining development for test stopes in year 1 and year 2. Talisker will be submitting a Notice of Alteration for the existing M-207 Major Mines Permit which will include the mine plan and schedule for the Mustang Mine where test mining is projected to begin in the second quarter of 2024. The plan includes a widening of the mine portal to allow for an increased production rate and new development to gain access to the Alhambra Vein and BK-9870 Vein ore zones on multiple levels, starting in the first quarter of 2024.

ADDITIONAL PORTFOLIO HIGHLIGHTS

  First Majestic announced second quarter production results, including record silver and gold recoveries from Ermitaño, averaging 52% and 94%, respectively (2.0% NSR royalty)
  Lundin Gold reported further high-grade intercepts from its 2023 exploration programs at Fruta del Norte, including an intersection of 10.19 g/t Au over 23.3 meters from 9.0 meters and 7.58 g/t Au over 21.5 meters from 191.5 meters. (0.1% NSR royalty)
  Minera Alamos announced a maiden MRE for the Santana Gold Project in Sonora, Mexico. Santana contains 198,000 ounces of Measured and Indicated gold resources (9.61 million tonnes at 0.65 g/t) and an additional 103,000 ounces of Inferred gold resources (5.51 million tonnes at 0.58 g/t) (3.0% NSR Royalty)
  Group 6 Metals provided production ramp up update from its Dolphin Tungsten Mine in Tasmania, noting that drill and blast operations have commenced while the second delivery of tungsten concentrate was ready for shipment (1.5% GRR royalty)
  Osisko Mining Inc. announced that the Windfall EIA review process by the COMEX is following its course and the corporation is expecting that the Windfall Mining Group will receive the first round of follow-up questions in the coming months. In parallel, Osisko Mining Inc. noted that it expects to finalize the IBA with the Cree First Nation of Waswanipi and the Cree Nation Government in 2023. Finally, Osisko Mining Inc. highlighted the fact that the Windfall Mining Group took delivery of its mill shells in June (2.0-3.0% NSR Royalty)
  Western Copper and Gold announced that it has received the Revised Environmental and Socio-economic Effects Statement Guidelines from the Executive Committee of the YESAB prior to the deadline of September 15th, 2023. The Guidelines set out the information that Western must provide in its Environmental and Socio-economic Statement submission to YESAB (2.75% NSR Royalty)
  Osisko Metals announced new Pine Point drill results with up to 28.0 meters grading 10.9% zinc and 8.0% lead. Drilling was conducted as part of the Pine Point Joint Venture’s larger 2023 definition drilling program that is designed to achieve an average drill spacing of approximately 30 meters within the current modelled mineral resources reported in the 2022 PEA (3.0% NSR royalty)
  Regulus Resources announced positive extraction rates on mineralization from the AntaKori property, using Nuton™ technologies as part of a phase one sulphide leach program with Nuton LLC, a Rio Tinto venture (copper extraction rates up to 95% for samples from high sulphidation mineralization) (0.125-1.5% NSR Royalty)
  Aldebaran Resources Inc. announced the closing of its previously announced $20.5 million financing, led by a strategic investment from a wholly-owned subsidiary of South32 Limited. Additionally, Aldebaran Resources Inc. announced an intercept from its Altar copper-gold project of 649.4 meters of 0.54% CuEq, including 354.0 meters of 0.72% CuEq (1.0% NSR Royalty)
  Aya Gold & Silver announced high-grade drill results at Tijirit after the completion of a 25,176 meter drill program consisting of 22,067 meters of reverse circulation holes and 3,109 meters of diamond drill holes. Highlights included 104 g/t gold over 10.0 meters, including 3.0 meters at 19.64 g/t gold (1.5% NSR Royalty)
  Westhaven Gold Corp. announced the completion of a PEA at its 100% owned 17,623-hectare Shovelnose Gold Property, located in British Columbia. The PEA was highlighted by average annual production of 56,100 ounces of gold, peaking in year 7 at 68,000 ounces of gold (2.0% NSR royalty)
  Westhaven Gold Corp. o announced 3.68 meters of 17.61 g/t Au and 31.49 g/t Ag in the MIK zone, which is located off the main Zone One Trend (2% NSR royalty)
  ArcWest Exploration Inc. announced a C$2.8 million Todd Creek copper-gold exploration program, funded by Freeport-McMoRan Mineral Properties Canada Inc. ArcWest Exploration Inc.’s 100% owned Todd Creek Cu-Au project adjoins Newcrest Mining’s Brucejack mine (1.5-2.0% NSR royalty)
  Barksdale Resources Corp. announced that drilling has commenced at its Sunnyside copper-lead-zinc-silver exploration project in Arizona. Barksdale Resources Corp.’s plan of operations for the Sunnyside drilling program was recently approved by the United States Forest Service (1.0% NSR royalty)
  Nevgold announced an initial MRE for the Nutmeg Mountain gold project in southwest Idaho; 1.01 million ounces of Indicated Resources at 0.61 g/t gold (51.7 million tonnes, 74% of pit-constrained tonnage) and 275,000 ounces of Inferred Resources at 0.48 g/t gold (17.9 million tonnes, 26% of pit-constrained tonnage) (0.5% NSR royalty and 30% gold and silver offtake)
  Brunswick Exploration Inc. also provided and update announcing the start of a major prospecting campaign in Eeyou Istchee-James Bay region of Québec, as well as an update with drilling results from its drilling campaign at the Anatacau West project including 25.1 meters grading 1.00% Li2O (3.0% NSR royalty)
  Cygnus Metals Ltd announced the discovery of a large spodumene-bearing pegmatite outcrop at its Auclair Lithium project in James Bay, Canada. Subsequently, Cygnus Metals Ltd announced that a second drill has arrived at Auclair (3.0% NSR royalty)
  Pacific Ridge Exploration Ltd. announced the first four diamond drill holes from this year’s exploration program at the Kliyul Cu-Au porphyry project intersected significant Cu-Au mineralization including 305.5 meters of 0.62% CuEq (0.23% copper, 0.51 g/t Au, and 1.22 g/t Ag) (1.5% NSR royalty)
  US Gold Mining Inc. announced the commencement of a Phase 1 drilling program at its 100%-owned Whistler project in Alaska, including core drilling of an initial 5,000 meters at the project (2.75% NSR royalty)
  Poseidon Nickel Limited provided information on corporate changes along with a revised care and maintenance operating model at Black Swan which is expected to result in significant cost savings for the company (1.75% NSR royalty excluding gold and silver)
  Gold Bull Resources Corp. reported an updated PEA on the Sandman Project with a 9 year life of mine at 38,000 ounces per year of gold (1 and 5% NSR royalty locally)

Q3 2023 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Osisko provides notice of third quarter 2023 results and webcast and conference call details.

Results Release:	Wednesday, November 8th, 2023 after market close

Conference Call:	Thursday, November 9th, 2023 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (888) 886-7786 Local and International: 1 (416) 764-8658 Conference ID: 61375331

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1637185&tp_key=a659b2dd8c

Replay (available until Saturday, December 9th at 10:00 am ET):	North American Toll-Free: 1 (877) 674-7070 Local and International: 1 (416) 764-8692 Playback Passcode: 375331#

Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end adjustments, and may change materially.

(1)   Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended September 30
	2023	2022

Gold(i)	$1,928	$1,729
Silver(ii)	$23.57	$19.23

Exchange rate (US$/Can$)(iii)	1.3414	1.3056

(i)   The London Bullion Market Association’s pm price in U.S. dollars.
(ii)  The London Bullion Market Association’s price in U.S. dollars.
(iii)  Bank of Canada daily rate.

(2)   Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

(In thousands of dollars)	Three months ended September 30, 2023

Revenues	$62,069
Less: Cost of sales (excluding depletion)	($4,337)
Cash margin (in dollars)	$57,732
Cash margin (in percentage of revenues)	93.0%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

In this press release, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, management’s expectation toward achieving the 2023 delivery guidance, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.